

**Johnstone & Company**
Barristers & Solicitors
Experience, dedication, integrity

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

October 29, 2002

**DELIVERED**



02060280

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

SUPPL

02 NOV 13

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

**RE:    ZTEST Electronics Inc. ("ZTEST")**
**File No.: 1067-T-56**

Enclosed please find an original and a copy of a Form 45-501F1 dated **October 28, 2002** relating to the sale of a $35,000 convertible debenture of ZTEST to J.T. Risty Enterprises Ltd. and a ZTEST cheque **in the amount of $80.00** for your filing fee with respect thereto.

Please note that pursuant to paragraph 5 of the Form, a Certified List has been prepared and is in our possession for disclosure as may be required by the Ontario Securities Commission.

Yours very truly,

**JOHNSTONE & COMPANY**

COPY

**PROCESSED**
DEC 1 7 2002
THOMSON
FINANCIAL

Per:    Kathleen E. Skerrett

cc:    Alberta Securities Commission (with enclosures)
British Columbia Securities Commission (with enclosures)
TSX Venture Exchange (with enclosures)
ZTEST Electronics Inc. (with enclosures)
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4637)** (with enclosures)

Encls.
KES/vl

F:\WPDOC\LTR\ZTEST\F45501F1 oct02.wpd

Tel:    416 860 7150
Email:    jcolaw@jcolaw.com
Fax:    416 860 9843
Web:    www.jcolaw.com
Address:    390 Bay St. #1515, Toronto, ON    M5H 2Y2

# FORM 45-501F1

## Securities Act (Ontario)

### Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

(To be used for reports of trades made in reliance upon
clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501)

1. **Full name and address of the seller.**

   ZTEST Electronics Inc.
   523 McNicoll Avenue
   North York, Ontario
   M2H 2C9

2. **Full name and address of the issuer of the securities traded.**

   ZTEST Electronics Inc.
   523 McNicoll Avenue
   North York, Ontario
   M2H 2C9

3. **Description of the securities traded.**

   $35,000 convertible debenture bearing interest at the rate of 8.00% per annum for a period of two (2) years and convertible into units at the rate of one (1) unit for each $0.10 of debt converted. Each unit consists of one (1) common share priced at $0.10 and one (1) warrant to acquire an additional share at a price of $0.10 for a period of the earlier of two years from closing and six months from the conversion of the convertible debenture.

4. **Date of trade(s).**

   October 25, 2002

5. **Particulars of the trade(s).**

   | Name of Purchaser and Municipality and Jurisdiction of Residence | Amount or Number of Securities Purchased | Purchase Price | Total Purchase Price (Canadian $) | Exemption Relied Upon |
   |---|---|---|---|---|
   | J.T. Risty Enterprises Ltd. Kitchener, Ontario | $35,000 Debenture | $35,000 | $65,000 | Section 2.3 of OSC Rule 45-501 |

6. **The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.**

7. **State the name and address of any person acting as agent in connection with trade(s) and the compensation paid or to be paid to such agent.**

   Mr. Jim Lalonde, 225 Benjamin Road, Unit 46, Waterloo, Ontario, N2V 1Z3 received a cash commission in the amount of $2,100.

8.    **Calculation of Fees payable upon filing Form 45-501-F1: (See section 7.3 of Rule 45-501 Exempt Distributions).**

Total Fees payable:      $80.00

9.    **Certificate of seller or agent of seller.**

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

**DATED** at Toronto, Ontario

this _28th_ day of October, 2002 .

ZTEST ELECTRONICS INC.
_____
(Name of seller or agent - please print)

_____
(Signature)
SECRETARY

_____
(Official capacity - please print)
WILLIAM R. JOHNSTONE

_____
(Please print name of individual whose signature appears above,
if different from name of seller or agent printed above)

**Notice + Collection and Use of Personal Information**

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 or this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8
Attention:       Administrative Assistant to the Director of Corporate Finance
Telephone:      (416) 593-8200
Facsimile:      (416)593-8177

**Instructions:**

1.    In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2.    If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3.    Cheques must be made payable to the Ontario Securities Commission in the amount determined in section 8 above.

4.    Please print or type and file two signed copies with:

Ontario Securities Commission
Suite 1900, Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8

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